Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

COVID-19: Sanofi to donate 100 million doses of hydroxychloroquine across 50 countries

*	Sanofi to provide Plaquenil® (hydroxychloroquine) wherever possible, while securing appropriate supply levels for current approved indications;

*	The company already increased its production capacity by 50% and is on track to further increase production over the coming months;

*	Ongoing global clinical studies are assessing the efficacy and safety of hydroxychloroquine in the treatment of COVID-19;

*	If the ongoing clinical studies demonstrate its safety and efficacy in COVID-19 patients, Sanofi commits to donating the medicine to governments worldwide;

*	Sanofi CEO calls for greater international cooperation among the entire hydroxychloroquine chain, if proven safe and effective in COVID-19.

Paris – April 10, 2020 – As of today, Sanofi has committed to donating 100 million doses of hydroxychloroquine to 50 countries around the world, and has begun to progressively deliver the medicine to authorities that have requested it.

Hydroxychloroquine donation

In this global health emergency, Sanofi stands ready to assist as many countries as possible, starting with countries where its medicine is registered for current approved indications as well as countries where there are no hydroxychloroquine suppliers or countries with underserved populations.

Since the beginning of the COVID-19 crisis, Sanofi has received a growing number of requests from local governments around the world. The company is regularly evaluating its increasing supply capacity and re-assessing how best to help those countries in the most ethical way. Sanofi’s priority is to ensure supply continuity for patients treated under the current approved indications of the medicine, notably including lupus and rheumatoid arthritis, while working hard to supply governments wishing to increase stocks in the hope that it may be an effective treatment of COVID-19.

Sanofi will continue to donate the medicine to governments and hospital institutions if ongoing clinical studies demonstrate its efficacy and safety in COVID-19 patients.

Production capacity ramp up

Sanofi has already doubled its incremental production capacity (on top of the usual production for current indications) across its eight hydroxychloroquine manufacturing sites worldwide and is on track to quadruple it by the summer.

Call for greater international cooperation

Sanofi is calling for coordination among the entire hydroxychloroquine chain worldwide to ensure the continued supply of the medicine if proven to be a well-tolerated and effective treatment in COVID-19 patients.

“The COVID-19 pandemic is an unprecedented health and economic crisis which is shaking some of the very fundamentals of international solidarity and cooperation among countries”, says Paul Hudson, Chief Executive Officer at Sanofi. “This virus does not care about the concept of borders, so we shouldn’t either. It is critical that international authorities, local governments, manufacturers, and all the other players involved in the hydroxychloroquine chain work together in a coordinated manner to ensure all patients who may benefit from this potential treatment can access it. If the trials prove positive, we hope our donation will play a critical role for patients.”

The company is already actively working with different stakeholders at local and international levels, and is ready to play its part in contributing to a more coordinated global initiative.

Ensure patient safety

At this point, the interpretations of the available preliminary data on hydroxychloroquine in the management of COVID-19 differ widely. In this context, patient safety must always be the guiding principle.

Hydroxychloroquine has several serious known side effects and should be used with caution. Not everyone can take this medicine.

To date, there is insufficient clinical evidence to draw any conclusion over the safety and efficacy of hydroxychloroquine in the management of COVID-19 patients. It is one of several medicines being investigated by the World Health Organization (WHO) in its international clinical trial seeking a treatment solution for COVID-19. Sanofi is supporting ongoing trials by providing the medicine to some participating investigator sites and other independent research centers.

While hydroxychloroquine is generating a lot of hope for patients around the world, it should be remembered that there are no results from ongoing studies, and the results may be positive or negative.

Sanofi’s efforts in the fight against COVID-19

Sanofi remains at the forefront of initiatives to fight the coronavirus, while also carrying on the daily business of making and delivering important medicines for patients. The company is also exploring alternative treatment options such as Kevzara® (sarilumab) for severe COVID-19 patients, and leveraging its expertise to develop a new vaccine. Both measures could have an immediate and a lasting impact. Dealing with a pandemic as daunting as COVID-19 requires collaboration to create as many paths forward as possible, and Sanofi is helping lead the way, playing its part.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, the impact of global disruptions, including pandemics, cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.